UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-37915

Fortis Inc.

Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada, A1E 0E4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F: Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE
The registrant's unaudited condensed consolidated interim financial statements as at and for the three and six months ended June 30, 2018, together with the notes thereto, furnished as Exhibit 99.2 to this report on Form 6-K, and the registrant's management discussion and analysis of financial condition and results of operations for the same periods furnished as Exhibit 99.3 to this report on Form 6-K, are incorporated by reference into the following registration statements of the Registrant, as amended or supplemented: Registration Statement on Form S-8 (File No. 333-215777) and Registration Statement on Form F-10 (File No. 333-214787) and Registration Statement on Form F-3 (File No. 333-218032).

EXHIBITS

Exhibit	Description

99.1	Fortis Inc. Press Release, dated July 31, 2018
99.2	Unaudited Condensed Consolidated Interim Financial Statements of Fortis Inc. as at and for the three and six months ended June 30, 2018, together with the notes thereto.
99.3	Management Discussion and Analysis of financial condition and results of operations of Fortis Inc. as at and for the three and six months ended June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fortis Inc. (Registrant)
Date: July 31, 2018	/s/ Jocelyn H.Perry
	By:	Jocelyn H. Perry
	Title:	Executive Vice President, Chief Financial Officer